EXHIBIT 99.1

Aptose to Participate in Upcoming Investor Conferences, Host Key Opinion Leader Event, and Present Data at the Upcoming ASH Meeting

SAN DIEGO and TORONTO, Nov. 20, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ: APTO, TSX: APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at upcoming investor conferences, will hold a key opinion leader (KOL) event for the investment community, and will present data at the upcoming 60th American Society of Hematology (ASH) Annual Meeting and Exposition:

  Piper Jaffray 19th Annual Health Care Conference
  Time: 4:00 pm ET
  Date: Tuesday, November 27, 2018
  Live Webcast: Piper Jaffray Conference Aptose Webcast Link
  BMO Capital Markets Prescriptions for Success Healthcare Conference
  Time: 11:40 am ET
  Date: Wednesday, December 12, 2018
  Live Webcast: BMO Capital Markets Aptose Webcast Link
  Key Opinion Leader Breakfast: Novel Treatment for AML and B-cell Cancers
  Time: 9:00 – 10:30 am ET
  Date: Wednesday, December 12, 2018
  Location: Lotte New York Palace Hotel, New York, NY
  Live Webcast: Aptose KOL Presentation Webcast Link

The KOL event hosted by Aptose will feature Brian Druker, M.D, Director of Oregon Health & Science University’s Knight Cancer Institute. Dr. Druker is well known for his pioneering role in developing Gleevec® for patients with chronic myeloid leukemia (CML) and for his efforts to accelerate the development of novel therapies for the treatment of acute myeloid leukemia (AML). At the KOL event, Dr. Druker will discuss the evolution of kinase inhibitors as anticancer drugs, review the current treatment landscape in AML and B-cell cancers, examine the unmet medical needs for these patient populations, and highlight his experience with Aptose’s CG-806 to potentially address these treatment challenges. Following Dr. Druker, the Aptose Biosciences management team will provide an update on CG-806, which is expected to enter clinical studies in early 2019.

The breakfast event is by invitation only (contact Morgen Alden, Morgen@lifesciadvisors.com) and will also be accessible by webcast.

  American Society of Hematology (ASH) Meeting
  Time: 6:00 – 8:00 pm PT
  Date: December 2, 2018
  Location: San Diego Convention Center, San Diego, CA

Aptose previously announced that preclinical data for its pan-FLT3/pan-BTK inhibitor CG-806 will be presented in two separate posters at the 60th American Society of Hematology (ASH) Annual Meeting and Exposition on Sunday, December 2, 2018 from 6:00-8:00 pm PT in San Diego, CA (link to announcement).

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor being developed to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding the CG-806 IND development plan and presentations and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “hope” “should”, “would”, “may”, “potential” and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences Greg Chow Senior Vice President, CFO 647-479-9828 gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com